Exhibit 12
BB&T Corporation
Earnings To Fixed Charges (1)

	Year Ended December 31,
	2015	2014	2013	2012	2011

	(Dollars in millions)
Earnings:
Income before income taxes	$2,917	$3,127	$3,283	$2,945	$1,732
Plus:
Fixed charges	819	843	967	1,130	1,442
Distributions from equity method investees	8	9	9	6	7
Less:
Capitalized interest	2	1	―	―	―
Income from equity method investees	(3)	―	9	3	3
Earnings	3,745	3,978	4,250	4,078	3,178

Less:
Interest on deposits	233	239	301	429	610
Earnings, excluding interest on deposits	$3,512	$3,739	$3,949	$3,649	$2,568

Fixed charges:
Interest expense	$735	$768	$891	$1,060	$1,378
Capitalized interest	2	1	―	―	―
Interest portion of rent expense	82	74	76	70	64
Total fixed charges	819	843	967	1,130	1,442

Less:
Interest on deposits	233	239	301	429	610
Total fixed charges excluding interest on deposits	586	604	666	701	832

Dividends/accretion on preferred stock (2)	203	210	222	90	―

Total fixed charges and preferred dividends	$1,022	$1,053	$1,189	$1,220	$1,442

Total fixed charges and preferred dividends, excluding interest on deposits	$789	$814	$888	$791	$832

Earnings to fixed charges:
Including interest on deposits	4.57x	4.72x	4.40x	3.61x	2.20x

Excluding interest on deposits	5.99x	6.19x	5.93x	5.21x	3.09x

Earnings to fixed charges and preferred dividends:
Including interest on deposits	3.66x	3.78x	3.57x	3.34x	2.20x

Excluding interest on deposits	4.45x	4.59x	4.45x	4.61x	3.09x

(1)	Prior periods have been revised to remove losses on equity method investees and to remove the adjustment for noncontrolling in™terests that incurred fixed charges.
(2)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.